Exhibit 99.4

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Christine de CHAMPEAUX

Tel.: + 33 (0) 1 47 44 47 49

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5,909,418,282.50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total Steps Up Exploration Activities in Kenya

with the Award of the Offshore L22 License in the Lamu Basin

Paris, June 27, 2012 - Total today announced the signature of a production sharing contract with the Kenyan government for Block L22, which it will operate with a 100% interest.

Covering an area of more than 10,000 square kilometers, the exploration license is located offshore the Lamu Archipelago in water depths of between 2,000 and 3,500 meters. The first phase of the exploration program consists of a 3D seismic survey.

Following the signing ceremony, Jacques Marraud des Grottes, Senior Vice President for Exploration & Production in Africa commented: “This most recent award is aligned with Total’s strategy of building a strong presence in the new basins of East Africa offering high-potential plays for exploration by leveraging our internationally recognized deep offshore expertise.”

Total in Kenya

Total has been present in Kenya — one of its longest established host countries — since 1955 through Total Kenya, headquartered in Nairobi. Total Kenya is listed on the Nairobi Stock Exchange and employs 385 people.

Market leader since its acquisition of Chevron’s assets in 2009, Total Kenya conducts the Group’s marketing operations in the country, notably with a network of 167 service stations, and positions in general retail, lubricants, LPG and aviation fuel distribution.

Total has been present in exploration and production in Kenya since 2011 and holds a 40% interest in the L5, L7, L11a, L11b and L12 exploration licenses in the Lamu Basin, which are operated by Anadarko. Drilling of an exploration well is scheduled to begin in 2012.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com